                                                                    EXHIBIT 4.11

RESOLUTION 9 (SPECIAL):

         THAT the Company is hereby generally and unconditionally authorized to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of Ordinary Shares of 1.25p each in the capital of the Company with effect from the conclusion of this Meeting provided that:

                 (a) the maximum aggregate number of Ordinary Shares authorized to be purchased is 21,900,000 representing approximately 10% of the issued share capital of the Company as of April 30, 1996;

                 (b) the minimum price which may be paid for each Ordinary Share is 1.25p;

                 (c) the maximum price (inclusive of expenses) which may be paid for each such Ordinary Share is an amount equal to 105 percent of the average of the middle market quotations as derived from The London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which such Ordinary Share is purchased; and

                 (d) the Company may make a contract to purchase its Ordinary Shares under this authority prior to the expiry thereof, which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of its Ordinary Shares pursuant to any such contract.

         The authority herein will expire at the conclusion of the next Annual General Meeting of the Company, or, if earlier, October 19, 1997.